Filed Pursuant to Rule 433
Registration No. 333-180289
December 12, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012
and Index Supplement dated November 14, 2013)

HSBC USA Inc.
Leveraged Tracker Notes

▸ Leveraged Tracker Notes linked to the HSBC Dynamic 5 ETF Index®

▸ Maturity of approximately [4-5] years, to be determined on the pricing date

▸ The HSBC Dynamic 5 ETF Index® tracks the return of a momentum strategy that aims to reflect the returns of the portfolio selected monthly with the highest six-month return from five multi-asset risk-controlled portfolios of ETFs

▸ 1.5x uncapped exposure to any positive return of the reference asset

▸ One-for-one downside exposure to any negative return of the reference asset

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Leveraged Tracker Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or index supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-41 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document and page S-3 of the accompanying prospectus supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $920 and $960 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-41 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Leveraged Tracker Notes
Linked to the HSBC Dynamic 5 ETF Index®

Indicative Terms*

Principal Amount	$1,000 per Note
Term	Approximately [4-5] years, to be determined on the Pricing Date
Reference Asset	The HSBC Dynamic 5 ETF Index® (Bloomberg Ticker: HSIED5UE)
Upside Participation Rate	150% (1.5x) exposure to any positive Reference Return
Payment at Maturity per Note	**If the Reference Return is greater than zero**, you will receive: $1,000 + ($1,000 × Reference Return × Upside Participation Rate). **If the Reference Return is less than or equal to zero:** $1,000 + ($1,000 × Reference Return). For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is negative, you will lose up to 100% of your investment.
Reference Return	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page FWP-4
Final Level	See page FWP-4
Pricing Date	January [●], 2014
Trade Date	January [●], 2014
Settlement Date	January [●], 2014
Final Valuation Date†	[●]
Maturity Date†	[●]
CUSIP/ISIN	40432XQW4/US40432XQW47

* As more fully described on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" below.

The Notes

For investors who seek a particular market exposure and who believe the Reference Asset will appreciate over the term of the Notes, the Notes provide an opportunity for leveraged returns. If the Reference Asset appreciates over the term of the Notes, you will realize 150% (1.5x) of the Reference Asset appreciation. If the Reference Asset declines, you will lose 1% of your investment for every 1% decline in the level of the Reference Asset.

The HSBC Dynamic 5 ETF Index®

The HSBC Dynamic 5 ETF Index® (the "Index") synthetically tracks the return of a momentum strategy that references the returns of five multi-asset risk-controlled portfolios (each, a "Portfolio"). Each month the Portfolio with the highest six month return is selected to calculate the level of the Index on each day in such month. The return on each Portfolio is based upon the exchange traded funds ("ETFs") and cash in which such portfolio is invested notionally, less an index fee of 0.50% per annum and the 1-month USD LIBOR interest rate. Risk control mechanics are embedded in the strategy to target a maximum volatility of 5%. The Index is an excess return index (including reinvested dividends of the ETF constituents) that reflects the returns of the selected Portfolios in excess of the 1-month USD LIBOR interest rate. For further information on the Index, please see the accompanying index supplement.

The Dynamic 5 ETF Baskets


Event Risk / Defensive Focus — Developed Equities, 10%; Developed Bonds, 35%; Emerging Markets, 10%; Real Assets, 25%; Inflation, 20%


Fixed Income Focus — Developed Equities, 20%; Developed Bonds, 40%; Emerging Markets, 5%; Real Assets, 20%; Inflation, 15%


Equity Focus — Inflation, 5%; Developed Equities, 40%; Developed Bonds, 20%; Emerging Markets, 15%; Real Assets, 20%


Developed Markets Focus — Inflation, 10%; Developed Equities, 30%; Developed Bonds, 30%; Emerging Markets, 20%; Real Assets, 10%


Emerging Markets Focus — Developed Equities, 5%; Developed Bonds, 20%; Emerging Markets, 50%; Real Assets, 15%; Inflation, 10%

Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes reflecting the 150% (1.5x) Upside Participation Rate.

Reference Return	Participation in Reference Return	Notes Return
5.00% 2.00%	1.5x upside exposure	7.50% 3.00%
-5.00% -10.00%	1x loss below zero	-5.00% -10.00%

Information about the Reference Asset

HSBC Dynamic 5 ETF Index[®]

The Index reflects the performance of an objective, systematic investment strategy that selects each month the Portfolio with the highest historical six month return out of five multi-asset risk-controlled Portfolios. The Index invests in a universe of 11 ETFs, which are the SPDR[®] S&P 500[®] ETF Trust, iShares[®] Russell 2000 ETF, iShares[®] MSCI EAFE ETF, iShares[®] 20+ Year Treasuries Bond ETF, iShares[®] iBoxx $ Investment Grade Corporate Bond ETF, iShares[®] iBoxx $ High Yield Corporate Bond ETF, iShares[®] MSCI Emerging Markets ETF, iShares[®] JP Morgan USD Emerging Markets Bond ETF, iShares[®] U.S. Real Estate ETF, SPDR[®] Gold Shares, and iShares[®] TIPS ETF.



Hypothetical and Actual Historical Index Levels

Source: Bloomberg Professional[®] service

The graph above sets forth the hypothetical back-tested performance of the Reference Asset from December 31, 2004 through May 8, 2013 and the historical performance of the Reference Asset from May 9, 2013 to December 5, 2013. The Reference Asset has only been calculated since May 9, 2013. The hypothetical back-tested performance of the Index set forth in the graph above was calculated using the same selection criteria and methodology employed to calculate the Reference Asset since its inception on May 9, 2013. However, the hypothetical back-tested Reference Asset data only reflects the application of that methodology in hindsight, since the Reference Asset was not actually calculated and published prior to May 9, 2013. The hypothetical back-tested Reference Asset data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the relevant markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Reference Asset data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Reference Asset performance would have been had the index been in existence or in forecasting future Reference Asset performance. The graph above also reflects the actual closing levels from May 9, 2013 to December 5, 2013 that we obtained from the Bloomberg Professional[®] service. The hypothetical and actual historical performance is not necessarily an indication of future results. For further information on the Reference Asset, please see the accompanying index supplement.

* The Reference Asset has been calculated since May 9, 2013.

HSBC USA Inc.
Leveraged Tracker Notes

Linked to the HSBC Dynamic 5 ETF Index®

The offering of Notes will have the terms described in this free writing prospectus and the accompanying index supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying index supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes.**

This free writing prospectus relates to an offering of Notes linked to the performance of the HSBC Dynamic 5 ETF Index® (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The HSBC Dynamic 5 ETF Index® (Bloomberg Ticker: HSIED5UE)
Trade Date:	January [●], 2014
Pricing Date:	January [●], 2014
Original Issue Date:	January [●], 2014
Final Valuation Date:	[●]. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes— Postponement of the Final Valuation Date" below.
Maturity Date:	[●], which is expected to be 3 business days after the Final Valuation Date. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes— Postponement of the Maturity Date" below.
Upside Participation Rate	150% (1.5x)
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to: $1,000 + ($1,000 × Reference Return × Upside Participation Rate). *If the Reference Return is less than or equal to zero*, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return). Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is negative. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than zero, you will lose up to 100% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "HSIED5UE <INDEX>", or on any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	40432XQW4/US40432XQW47
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, and the index supplement dated November 14, 2013. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying index supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and index supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, the prospectus supplement and the index supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the index supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The index supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420413061911/v360621_424b3.htm

▸ The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is negative. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. You should be aware that if the Reference Return is less than zero, you will lose up to 100% of your investment.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the Notes.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forego dividends or other distributions paid to holders of the shares of the ETFs included in the Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive direct payment of the dividends or other distributions paid on the shares of the ETFs included in the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement. Investing in the Notes is not equivalent to investing directly in any of the ETFs comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying index supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

General Risks Relating to the Notes

Your investment in the Notes may result in a loss.

The Notes do not guarantee any return of principal. You will be exposed to the decline in the level of the Index from the Initial Level to the Final Level. Accordingly, if the Reference Return is less than 0%, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose up to 100% of your investment at maturity if the Reference Return is negative.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than on the Final Valuation Date.

The Final Level will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the level of the Reference Asset appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Initial Level, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you.

We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately seven months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the Index and the issuance of the Notes, including acting as the calculation agent for the Notes and the reference sponsor, and hedging our obligations under the Notes. The reference sponsor may make changes to the Index, such as changes to the Index methodology, which might affect the level of the Index and, consequently, adversely affect the value of your Notes. In performing these duties, the economic interests of the calculation agent, the reference sponsor, and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the level of the Index and consequently, the value of your Notes.

The business activities of us and our affiliates relating to the ETFs included in the Index may create conflicts of interest with you.

We or our affiliates, at the time of the offering of the Notes or in the future, may engage in business with any company that has securities that are included in an ETF that is represented by the Index, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. We or our affiliates have published, and in the future may publish, research reports on one or more of these companies or the ETFs, or the Index. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your Notes. Any of these activities may affect the market value of the Notes. We do not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the securities included in any ETFs. Any prospective purchaser of the Notes should undertake an independent investigation of the Reference Asset as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The selection of the Index does not reflect any investment recommendations from us.

The calculation agent may postpone the determination of the Final Level and Payment at Maturity if a Market Disruption Event occurs on the Final Valuation Date, and such postponement may adversely affect your return on the Notes.

The Final Valuation Date may be postponed if the calculation agent determines that a Market Disruption Event has occurred or is continuing on that day. Such postponement may adversely affect the level of the Index and consequently, your return on the Notes. You will not be entitled to compensation from us, in our capacity as the Issuer or as the calculation agent, for any loss suffered as a result of the occurrence of a Market Disruption Event or any resulting delay in payment or any change in the level of the Index after the originally scheduled Final Valuation Date.

Uncertain Tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Risks Relating to the Index

The Index Calculation Agent may adjust the Index in a way that affects its level, and it has no obligation to consider your interests.

The Index is calculated by the Quantitative Techniques business (the "Index Calculation Agent"), a division of Euromoney Trading Limited. The Index Calculation Agent is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. It is entitled to exercise discretion in relation to the Index, including but not limited to the calculation of the level of the Index in the event of an Index Market Disruption Event (as defined on page IS-15 of the accompanying Index Supplement). Although the Index Calculation Agent will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that the policies and judgments for which the Index Calculation Agent is responsible could have an impact, positive or negative, on the level of the Index and the value of your Notes. The Index Calculation Agent may also amend the rules governing the Index in certain circumstances.

Judgments, policies and determinations concerning the Index are made by the Index Calculation Agent. The Index Calculation Agent has no obligation to consider your interests in taking any actions that might affect the value of your Notes. Furthermore, the inclusion of the ETFs in the Index, or any of the securities, commodities or futures contracts underlying the ETFs, is not an investment recommendation by the Issuer or the Index Calculation Agent. See the Index Supplement.

The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.

The Index follows a proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the ETFs or any related assets. Furthermore, no assurance can be given that the Index will achieve its target maximum volatility of 5%. The actual realized volatility of the Index may be greater or less than 5%.

If the market values of the ETFs change, the level of the Index and the market value of your Notes may not change in the same manner.

Owning the Notes is not the same as owning each of the ETFs. Accordingly, changes in the market values of the ETFs may not result in a comparable change in the level of the Index or the market value of your Notes.

The Index comprises a hypothetical investment in the relevant assets.

The exposures to the ETF baskets and any Cash Investment (as defined in "The HSBC Dynamic 5 ETF Index$^{®}$—Description of the Reference Asset") are purely hypothetical and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the ETFs and cash that comprise the Index.

The Index has a limited operating history and may perform in unanticipated ways.

The Index was established on May 9, 2013 and therefore has a limited operating history. Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodology to historical prices of the ETFs that comprise the Index (including proxies for those ETFs, when applicable). Such simulated performance data has been produced by the retroactive application of a back-tested methodology. Past performance should not be considered indicative of future performance.

The Index is subject to market risks.

The performance of the Index is dependent on the performance of the eleven ETFs, as constructed in the available five Portfolios, over 1-month USD LIBOR. As a consequence, your investment in the Notes is exposed to the price performance of the ETFs, as well as fluctuations in the 1-month USD LIBOR interest rate. As a result, any increase in the level of the Index may be offset by increases in 1-month USD LIBOR.

An investment in the Notes carries the risks associated with the Index's momentum investment strategy.

The Index is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on positive trends in the price of assets. As such, the weights of the ETFs in the Index are based on the performance of the ETFs from the immediately preceding six months. However, there is no guarantee that trends existing in the preceding six months will continue in the future. A momentum strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike. As a result, if market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline. Additionally, even when the closing prices or levels of the ETFs are trending downwards, the Index will continue to be composed of the eleven ETFs. Due to the "long-only" construction of the Index, the weight of each ETF will not fall below zero in respect of each Index Rebalancing Date (as defined in the index supplement, under "The HSBC Dynamic 5 ETF Index — Index Disruptions — Index Market Disruption Events") even if the relevant ETF displayed a negative performance over the relevant six month period. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative index that might be constructed from the ETFs or any related assets.

The Index may perform poorly during periods characterized by short-term volatility.

The Index's strategy is based on momentum investing. Momentum investing strategies typically identify the current market direction in trending markets. However, in non-trending, sideways markets, momentum investment strategies are subject to "whipsaws." A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Index may perform particularly poorly in non-trending, "choppy" markets characterized by short-term volatility.

The Index may be partially uninvested.

The strategy tracks the excess return of a notional dynamic basket of ETFs and cash over the 1-month USD LIBOR interest rate. The weight of a Cash Investment (if any) for a Portfolio at any given time represents the portion of the Portfolio that is uninvested in the applicable ETF basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at the 1-month USD LIBOR interest rate, will not affect the level of the Index. The Index will reflect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash Investment, it may not reflect the full increase of any relevant ETF component.

The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.

Following the occurrence of certain Extraordinary Fund Events with respect to an ETF as described in "The HSBC Dynamic 5 ETF Index — Index Disruptions — Extraordinary Fund Event" of the accompanying index supplement, the affected ETF may be replaced by a substitute ETF. You should realize that the changing of an ETF may affect the performance of the Index, and therefore, the return on the Notes, as the replacement ETF may perform significantly better or worse than the affected ETF.

Correlation of performances among the ETFs may reduce the performance of the Notes.

Performances of the ETFs may become highly correlated from time to time during the term of the Notes, including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the ETFs and which has a higher weighting in the Index relative to any of the other sectors or asset types, as determined by the Index's strategy. High correlation during periods of negative returns among ETFs representing any one sector or asset type and which ETFs have a substantial percentage weighting in the Index could have an adverse effect on any payments on, and the value of, your Notes.

Changes in the value of the ETFs may offset each other.

Because the Index is linked to the performance of the ETFs, which collectively represent a diverse range of asset classes and geographic regions, price movements between the ETFs representing different asset classes or geographic regions may not correlate with each other. At a time when the value of an ETF representing a particular asset class or geographic region increases, the value of other ETFs representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of some of the ETFs may be moderated, or more than offset, by lesser increases or declines in the level of other ETFs. Declines in the value of ETFs that have a higher percentage weighting in the Index at any time will result in a greater loss in the level of the Index.

The level of the Index will include the deduction of the 1-month USD LIBOR interest rate and a fee.

One way in which the Index may differ from a typical index is that its level will include a deduction from the performance of the applicable Portfolio of both the 1-month USD LIBOR interest rate and a fee of 0.50% per annum. This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted. For example, assuming the 1-month USD LIBOR interest rate is 0.20% per year, for the Index level to increase by 1% per year, the Portfolios will have to increase by approximately 1.70% per year.

There are risks associated with the ETFs.

The ETFs may have a limited operating history. Although the ETFs are listed for trading and a number of similar products have been traded on the same and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETFs or that there will be liquidity in the trading market.

In addition, the ETFs are subject to management risk, which is the risk that the applicable investment adviser's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the ETFs, and consequently, the value of the Notes.

The policies of the investment adviser for an ETF, and the sponsor of a Reference Index, could affect the value and the amount payable on the Notes.

The policies of the investment adviser for an ETF concerning the calculation of the ETF's net asset value, additions, deletions or substitutions of securities, commodities, commodity futures contracts or other assets underlying the ETF and manner in which changes affecting the Reference Index of the ETF are reflected in the ETF could affect the market price of shares of the ETF and, therefore, affect the value of the Notes before maturity. Any payments on the Notes could also be affected if the investment adviser changes these policies, for example, by changing the manner in which it calculates the ETF's net asset value, or if the investment adviser discontinues or suspends calculation or publication of the ETF's net asset value, in which case it may become difficult to determine the value of the Notes.

In addition, the sponsor of the index underlying an ETF, which we refer to as the Reference Index, is responsible for the design and maintenance of such Reference Index. The policies of the sponsor concerning the calculation of the Reference Index, including decisions regarding the addition, deletion or substitution of the securities included in the Reference Index, could affect the value of the Reference Index and, consequently, could affect the market prices of the ETF and, therefore, the value of the Notes before maturity.

Risks Relating to the Equity/Bond ETFs

The Notes will be subject to currency exchange risk.

Because the prices of some or all of the securities composing two of the eleven ETFs (the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF) (the "Component Securities") are converted into U.S. dollars for the purposes of calculating the value of the relevant ETFs, holders of the Notes will be exposed to currency exchange rate risk with respect to each of the relevant currencies. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the weight of the Component Securities in the relevant ETFs denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against those currencies, the value of the relevant ETFs will be adversely affected and any return on the Notes may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments;
- political, civil or military unrest; and
- the extent of governmental surpluses or deficits in the relevant countries and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries, the United States and other countries important to international trade and finance.

If the prices of the equity securities held by an ETF holding primarily foreign equity securities (a "foreign ETF") are not converted into U.S. dollars for purposes of calculating the net asset value of that foreign ETF, the amount payable on the Notes at maturity will not be adjusted for changes in exchange rates that might affect that foreign ETF.

Because the prices of the equity securities held by a foreign ETF are not converted into U.S. dollars for purposes of calculating the net asset value of that foreign ETF and although the equity securities held by that foreign ETF are traded in currencies other than U.S. dollars, and the Index, which is linked in part to that foreign ETF, are denominated in U.S. dollars, the amount payable on the Notes at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by that foreign ETF are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the value of the Notes. Any payments in respect of the Notes will be determined solely in accordance with the procedures described in this free writing prospectus.

Changes in the volatility of exchange rates, and the correlation between those rates and the prices of the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF, are likely to affect the market value of the Notes.

The exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies – the particular currency in which a Component Security is denominated and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which a Component Security is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency in which a Component Security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated refers to the size and frequency of changes in that exchange rate.

Because the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF are calculated, in part, by converting the closing prices of the Component Securities into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated could affect the market value of the Notes.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated and the value of the relevant ETF refer to the relationship between the percentage changes in that exchange rate and the percentage changes in the net asset value of that ETF. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated and the percentage changes in the net asset value of that ETF could affect the value of the Notes.

An investment in the Notes is subject to risks associated with non-U.S. securities markets, including emerging markets.

The equity securities that are held by the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF, two of the ETFs, have been issued by non-U.S. issuers. In addition, the iShares® iBoxx $ Investment Grade Corporate Bond ETF and the iShares® iBoxx $ High Yield Corporate Bond ETF, which are also ETFs, may include U.S. dollar-denominated bonds of foreign corporations. Investments in securities linked to the value of non-U.S. securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

Moreover, the bonds held by the iShares® JP Morgan USD Emerging Markets Bond ETF have been issued by 33 countries. Investments in the Notes, which are linked in part to the economic stability and development of such countries, involve risks associated with investments in, or the securities markets in, those countries.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

Some or all of these factors may influence the value of the relevant ETFs, and therefore, the Index. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of such ETFs based on their historical performance. The value of any such ETFs may decrease, resulting in a decrease in the level of the Index, which may adversely affect the value of the Notes.

Even if our or our affiliates' securities are held by iShares® MSCI EAFE ETF and iShares® iBoxx $ Investment Grade Corporate Bond ETF, we or our affiliates will not have any obligation to consider your interests.

Our parent, HSBC Holdings plc, is currently one of the companies included in the MSCI EAFE Index, the underlying index to the iShares® MSCI EAFE ETF, and we and our affiliates have securities that are currently included in the iShares® iBoxx $ Investment Grade Corporate Bond ETF. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the price of the iShares® MSCI EAFE ETF, the iShares® iBoxx $ Investment Grade Corporate Bond ETF, or any other ETF that holds or may hold our or our affiliates' securities.

The Notes are subject to significant risks associated with fixed-income securities, including interest rate-related risks.

Five of the ETFs (the iShares® 20+ Year Treasury Bond ETF, the iShares® iBoxx $ Investment Grade Corporate Bond ETF, the iShares® iBoxx $ High Yield Corporate Bond ETF, the iShares® JP Morgan USD Emerging Markets Bond ETF and the iShares® TIPS ETF, which we collectively refer to as the "Bond ETFs") are bond ETFs that attempt to track the performance of indices composed of fixed income securities. Investing in the Notes linked indirectly to these ETFs differs significantly from investing directly in bonds to be held to maturity as the values of the Bond ETFs change, at times significantly, during each trading day based upon the current market prices of their underlying bonds. The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these bonds. The market prices of the bonds underlying each of the iShares® iBoxx $ Investment Grade Corporate Bond ETF and the iShares® iBoxx $ High Yield Corporate Bond ETF are determined by reference to the bid and ask quotations provided by 10 contributing banks, one of which is our affiliate.

In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of fixed-income securities, including those underlying the Bond ETFs, is likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. The eligibility criteria for the securities included in the indices that underlie the Bond ETFs, which each mandate that each security must have a minimum term remaining to maturity (ranging from one year to 20 years) for continued eligibility, means that, at any time, only longer-term securities underlie the Bond ETFs, which thereby increases the risk of price volatility in the underlying securities and, consequently, the volatility in the value of the Index. As a result, rising interest rates may cause the value of the bonds underlying the Bond ETFs, the Bond ETFs and the Index to decline, possibly significantly.

Interest rates are subject to volatility due to a variety of factors, including:

- sentiment regarding underlying strength in the U.S. and global economies;

- expectations regarding the level of price inflation;

- sentiment regarding credit quality in the U.S. and global credit markets;

- central bank policies regarding interest rates; and

- the performance of U.S. and foreign capital markets.

Recently, U.S. treasury notes have been trading near their historic high trading price. If the price of the U.S. treasury notes reverts to its historic mean or otherwise falls, as a result of a general increase in interest rates or perceptions of reduced credit quality of the U.S. government or otherwise, the value of the bonds underlying the iShares® 20+ Year Treasury Bond ETF will decline, which could have a negative impact on the performance of the Index and the return on your Notes.

In addition, the iShares® TIPS ETF includes inflation-protected bonds, which typically have lower yields than conventional fixed-rate bonds because of their inflation adjustment feature. For the iShares® TIPS ETF, if inflation is low, the benefit received from the inflation-protected feature of the underlying bonds may not sufficiently compensate you for this reduced yield.

The Notes are subject to significant risks associated with fixed-income securities, including credit risk.

The prices of the underlying bonds are significantly influenced by the creditworthiness of the issuers of the bonds. The bonds underlying the Bond ETFs may have their credit ratings downgraded, including in the case of the bonds included in the iShares® iBoxx $ Investment Grade Corporate Bond ETF, a downgrade from investment grade to non-investment grade status, or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the underlying bonds may suffer significant and rapid price declines. These events may affect only a few or a large number of the underlying bonds. For example, during the recent credit crisis in the United States, credit spreads widened significantly as the market demanded very high yields on corporate bonds and, as a result, the prices of the bonds underlying the Bond ETFs dropped significantly. There can be no assurance that some or all of the factors that contributed to this credit crisis will not continue or return during the term of the Notes, and, consequently, depress the price, perhaps significantly, of the underlying bonds and therefore the value of the Bond ETFs, the Index and the Notes.

Further, the iShares® iBoxx $ High Yield Corporate Bond ETF is designed to provide a representation of the U.S. dollar high yield corporate market and is therefore subject to high yield securities risk, being the risk that securities that are rated below investment grade (commonly known as "junk bonds," including those bonds rated at BB+ or lower by S&P or Fitch or Ba1 by Moody's) may be more volatile than higher-rated securities of similar maturity. High yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.

An investment in the Notes is subject to risks associated with small capitalization stocks.

The stocks that constitute the Russell 2000® Index and that are held by the iShares® Russell 2000 ETF are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

Risks associated with the real estate industry will affect the price of shares of the iShares® U.S. Real Estate ETF and the value of the Notes.

The real estate industry is cyclical and has from time to time experienced significant difficulties. The prices of the securities included in the Dow Jones U.S. Real Estate Index and held by the iShares® U.S. Real Estate ETF and, in turn, the level of the Dow Jones U.S. Real Estate Index and the price of shares of the iShares® U.S. Real Estate ETF, as applicable, will be affected by a number of factors that may either offset or magnify each other, including:

- employment levels and job growth;

- the availability of financing for real estate;

- interest rates;

- consumer confidence;

- the availability of suitable undeveloped land;

- federal, state and local laws and regulations concerning the development of land, construction, home and commercial real estate sales, financing and environmental protection; and

- competition among companies that engage in the real estate business.

The difficulties described above could cause a downturn in the real estate industry generally or regionally and could cause the value of the securities included in the Dow Jones U.S. Real Estate Index and held by the iShares® U.S. Real Estate ETF and the level of the Dow Jones U.S. Real Estate Index and the price of shares of the iShares® U.S. Real Estate ETF, as applicable, to decline or remain flat during the term of the Notes.

Risks associated with Real Estate Investment Trusts will affect the value of the Notes.

The Dow Jones U.S. Real Estate Index and the iShares® U.S. Real Estate ETF are composed of a variety of real-estate-related stocks including real estate investment trusts ("REITs"). REITs invest primarily in income-producing real estate or real-estate-related loans or interests. Investments in REITs, though not direct investments in real estate, are still subject to the risks associated with investing in real estate. The following are some of the conditions that might impact the structure of and cash flow generated by REITs and, consequently, the value of REITs and, in turn, the Dow Jones U.S. Real Estate Index and the iShares® U.S. Real Estate ETF:

- a decline in the value of real estate properties;

- extended vacancies of properties;

- increases in property and operating taxes;

- increased competition or overbuilding;

- a lack of available mortgage funds or other limits on accessing capital;

- tenant bankruptcies and other credit problems;

- limitation on rents, including decreases in market rates for rents;

- changes in zoning laws and governmental regulations;

- costs resulting from the clean-up of, and legal liability to third parties for, damages resulting from environmental problems;

- investments in developments that are not completed or that are subject to delays in completion;

- risks associated with borrowing;

- changes in interest rates;

- casualty and condemnation losses; and

- uninsured damages from floods, earthquakes or other natural disasters.

The factors above may either offset or magnify each other. To the extent that any of these conditions occur, they may negatively impact a REIT's cash flow and cause a decline in the share price of a REIT, and, consequently, the level of the Dow Jones U.S. Real Estate Index and the price of shares of the iShares® U.S. Real Estate ETF. In addition, some REITs have relatively small market capitalizations, which can increase the volatility of the market price of securities issued by those REITs. Furthermore, REITs are dependent upon specialized management skills, have limited diversification and are, as a result, subject to risks inherent in operating and financing a limited number of projects. To the extent that such risks increase the volatility of the market price of securities issued by REITs, they may also, consequently, increase the volatility of the Dow Jones U.S. Real Estate Index and the iShares® U.S. Real Estate ETF.

There will be no direct correlation between the value of the Notes or the price of the iShares® U.S. Real Estate ETF and residential housing prices.

There is no direct linkage between the price of shares of the iShares® U.S. Real Estate ETF and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the securities held by the Real Estate Constituent and consequently the price of shares of the iShares® U.S. Real Estate ETF, the price of shares of the iShares® U.S. Real Estate ETF and therefore the value of the Notes are not directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.

The performance of each Equity/Bond ETF may not correlate with the performance of its Reference Index.

Each Equity/Bond ETF (other than the SPDR® S&P 500® ETF Trust) uses a representative sampling indexing strategy to attempt to track the performance of its Reference Index. Pursuant to such representative sampling indexing strategy, each applicable Equity/Bond ETF invests in a representative sample of securities that collectively has an investment profile similar to its Reference Index; however, each applicable Equity/Bond ETF may not hold all or substantially all of the securities included in its Reference Index. Therefore, while the performance of each such Equity/Bond ETF is linked principally to the performance of its Reference Index, the performance of that Equity/Bond ETF is also generally linked in part to assets other than the securities included in the Reference Index because the investment adviser to each applicable Equity/Bond ETF generally may invest up to a certain percentage of the Equity/Bond ETF's assets in securities not included in the Reference Index, but which the investment adviser believes will help the Equity/Bond ETF track the Reference Index, and in other assets, including shares of money market funds affiliated with or advised by the investment adviser.

In addition, the performance of each Equity/Bond ETF will reflect additional transaction costs and fees that are not included in the calculation of the relevant Reference Index. Also, the component stocks of each Equity/Bond ETF, if applicable, may be unavailable in the secondary market or due to other extraordinary circumstances. Corporate actions with respect to the sample of securities (such as mergers and spin-offs) also may impact the variance between each Equity/Bond ETF and its Reference Index. Finally, because the shares of each Equity/Bond ETF are traded on the NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one share of each Equity/Bond ETF may differ from the net asset value per share of the each such Equity/Bond ETF.

For all of the foregoing reasons, the performance of each Equity/Bond ETF may not correlate with the performance of the relevant Reference Index. Consequently, the return on the Notes will not be the same as investing directly in any Equity/Bond ETF or any relevant Reference Index or in the securities held by any Equity/Bond ETF or included in any relevant Reference Index, and will not be the same as investing in a security or another financial product with a payment linked to the performance of the relevant Reference Index.

Risks Relating to the SPDR® Gold Shares

Distortions or disruptions of market trading in gold and related futures markets may adversely affect the value of the Notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of shares of the SPDR® Gold Shares and therefore, the level of the Index and the value of your Notes.

The Notes will not be regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the Notes will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the Notes thus neither constitutes an investment in futures contracts, options on futures contracts nor a collective investment vehicle that trades in these futures contracts (i.e., the Notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the "CFTC." Among other things, this means that we are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant.

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the Notes will not be interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC's or any non U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

The price of gold is volatile and is affected by numerous factors.

The value of the SPDR® Gold Shares is closely related to the price of gold. A decrease in the price of gold may have a material adverse effect on the value of the Notes and your return on your investment in the Notes. Gold is subject to the effect of numerous factors. The following describes some of the factors affecting gold.

The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, speculative trading activities, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Economic or political events or crises could result in large-scale purchases or sales of gold, which could affect the price of gold and may adversely affect the value of your Notes.

Many investors, institutions, governments and others purchase and sell gold as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant large-scale purchases or sales of gold by market participants may affect the price of gold, which could adversely affect the value of your Notes. Crises in the future may impair gold's price performance which would, in turn, adversely affect the shares of the SPDR® Gold Shares and your investment in the Notes.

Substantial sales of gold by governments or public sector entities could result in price decreases, which would adversely affect the value of your Notes.

Governments and other public sector entities, such as agencies of governments and multi-national institutions, regularly buy, sell and hold gold as part of the management of their reserves. In the event that economic, political or social conditions or pressures require or motivate public sector entities to sell gold, in a coordinated or uncoordinated manner, the resulting purchases could cause the price of gold to decrease substantially, which could adversely affect the value of your Notes.

Gold is traded on the London Bullion Market Association, so an investment in the Notes may be subject to risks associated with the London Bullion Market Association.

The Index is linked to the SPDR® Gold Shares, which is closely related to its underlying commodity (e.g., gold) that is traded on the London Bullion Market Association (the "LBMA"). Investments in securities indexed to the value of commodities that are traded on non-U.S.

exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

The price of gold is determined to a significant extent by reference to fixing prices reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

The LBMA has no obligation to consider your interests.

The price of the SPDR® Gold Shares is closely related to the price of gold. The LBMA is responsible for calculating the official settlement price or fixing level, as applicable, for gold. The LBMA may alter, discontinue or suspend calculation or dissemination of the official settlement price or fixing level, as applicable, for gold. Any of these actions could adversely affect the value of the Notes. The LBMA has no obligation to consider your interests in calculating or revising the official settlement price or fixing level, as applicable, for gold.

The performance of the SPDR® Gold Shares may not correlate with the price of gold.

The performance of the SPDR® Gold Shares may not fully replicate the performance of the price of gold due to the fees and expenses charged by the SPDR® Gold Shares or by restrictions on access to gold due to other circumstances. The SPDR® Gold Shares does not generate any income and as the SPDR® Gold Shares regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each share gradually declines over time. The SPDR® Gold Shares sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold. The sale of SPDR® Gold Shares' gold to pay expenses at a time of low gold prices could adversely affect the level of the Index and the value of the Notes. Additionally, there is a risk that part or all of the SPDR® Gold Shares' gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

The net asset value of the SPDR® Gold Shares will reflect the performance of gold. However, because the shares of the SPDR® Gold Shares are traded on NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one share of the SPDR® Gold Shares may differ from the net asset value per share of the SPDR® Gold Shares.

For all of the foregoing reasons, the performance of the SPDR® Gold Shares over the term of the Notes may not correlate with the performance of the return on gold over the same period. Consequently, the return on the Notes will not be the same as investing directly in the SPDR® Gold Shares, gold or other exchange-traded or over-the-counter instruments based on gold, and will not be the same as investing in a Note or another financial product with payments linked in part to the performance of the SPDR® Gold Shares.

Risks Relating to 1-month USD LIBOR

1-month USD LIBOR will be affected by a number of factors, including, but not limited to:

- *changes in, or perceptions about, future rates*: increased interest rate volatility is historically associated with an increased spread between long- and short-term interest rates and, conversely, decreased volatility is historically associated with tighter spreads;

- *general economic conditions*: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect 1-month USD LIBOR;

- *prevailing interest rates*: 1-month USD LIBOR is subject to daily fluctuations depending on the levels of prevailing interest rates in the market generally; in addition, lower overall interest rates are historically associated with an increased spread between long and short-term interest rates and, conversely, higher overall interest rates are historically associated with tighter spreads; and

- *policy of the Federal Reserve Board regarding interest rates*: an easing of monetary policy is historically associated with an increased spread between long and short-term interest rates and, conversely, a tightening of monetary policy is historically associated with tighter spreads.

These and other factors may affect the level of 1-month USD LIBOR, and could have an adverse impact on the level of the Index.

One-month USD LIBOR and the manner in which it is calculated may change in the future.

There can be no assurance that the method by which 1-month USD LIBOR is calculated will not change. Such changes in the method of calculation could reduce the level of 1-month USD LIBOR. Changes in the level of 1-month USD LIBOR could adversely affect the level of the Index.

One-month USD LIBOR may be volatile.

One-month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including:

- sentiment regarding underlying strength in the U.S., European and global economies;

- expectation regarding the level of price inflation;

- sentiment regarding credit quality in U.S., European and global credit markets;

- central bank policy regarding interest rates; and

- performance of capital markets.

Changes in the level of one-month USD LIBOR may adversely affect the level of the Index.

THE HSBC Dynamic 5 ETF Index[®]

Description of the Reference Asset

The HSBC Dynamic 5 ETF Index is based on a "risk-controlled momentum strategy." The Index reflects the excess return performance of a systematic investment strategy that, each month, selects the portfolio with the highest historical six month return out of five multi-asset, Risk-Controlled Portfolios. Each such Portfolio consists of a hypothetical investment in (i) a multi-asset basket of exchange traded funds (each an "ETF Constituent") (with dividends reinvested) and (ii) a cash investment that accrues (daily) 1-month USD LIBOR (a "Cash Investment"). The exposures to the ETF baskets and any Cash Investment are purely hypothetical and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. The Index is described as a "notional" or "synthetic" portfolio or basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the Index level. Consequently, you will not have any claim against any of the ETFs and cash that comprise the Index. The ETF Constituents represent a diverse range of asset classes and geographic regions which are categorized into separate investment categories (each an "Investment Category"). From these Investment Categories, five thematic ETF baskets are constructed with varying weights (but fixed for each basket) assigned to each Investment Category (and ETF) as set forth below. The Index uses the (annualized) volatility of daily returns of the ETF baskets as a risk measure and the weight allocated to the ETF basket in the corresponding Portfolio (up to a maximum of 100%) is determined daily with the aim that the volatility of the Portfolio is not higher than 5%. The Index selects each month the Portfolio with the highest 6-month return. The level of the Index is calculated based on the returns of the selected Portfolios in excess of the 1-month USD LIBOR interest rate (calculated daily), less the Index fees of 0.50% per annum.

The Index was developed and is maintained by the HSBC Global Markets businesses of the Reference Sponsor. The Index is calculated by the Index Calculation Agent in accordance with the rules for the Index that are summarized in the index supplement. The Index rules are comprised of six documents, each an "Index Terms Module": (1) the U.S. Base Terms Module; (2) the U.S. Asset Terms Module (Equities); (3) the HSBC Dynamic 5 ETF Index Series Index Terms Module; (4) the Index Calculation Module (Allocation); (5) the Index Calculation Module (Risk-Controlled Portfolios); and (6) the Supporting Terms Module (Equities and Multi-Asset). The Index Terms Modules in effect as of the date of this document are summarized in, but not incorporated by reference into, the index supplement.

For more information about the Index, see the accompanying index supplement.

Index Methodology

There are four steps to create the Index.



Step 1:
▶ Construct an opportunity set of US-listed ETFs ranging across multiple asset classes with sufficient liquidity and market capacity. See below for Investment Categories.

Step 2:
▶ The ETFs are combined to make up 5 thematic baskets, each with varying exposure to the selected Investment Categories from step 1.

Step 3:
▶ Each day, the risk-control mechanics are applied to each basket by combining it with a dynamic allocation to cash, targeting a maximum volatility of 5% of the resulting portfolio.

Step 4:
▶ Each month, the Index invests in the portfolio that demonstrated the highest performance over the previous 6 month period*.

 * The level of the Index is calculated based on the levels of the selected Portfolios in excess of the 1-month USD LIBOR interest rate (calculated daily), less the Index fees of 0.50% per annum.

Hypothetical example of daily risk- control mechanics

Calculation methodology

- On a daily basis, the realized volatilities over 20-day window ("Short Reference Volatility") and 120-day time window ("Long Reference Volatility") are calculated for each ETF basket
- The Volatility Table to the right is used to select the applicable Portfolio Allocation corresponding to each of the Short Reference Volatility and Long Reference Volatility.
- The risk-control feature then selects the lowest Portfolio Allocation between the two allocations for purposes of determining how much weight should be allocated to the applicable ETF Basket. The remainder is allocated to the notional Cash Investment

Hypothetical example with 20 day 9% Short Reference Volatility and 120 day 7.5% Long Reference Volatility

- The 20 day 9% Short Reference Volatility corresponds to a 50% Portfolio Allocation to ETF basket
- The 120 day 7.5% Long Reference Volatility corresponds to a 90% Portfolio Allocation to ETF basket
- The Portfolio Allocation to ETF Basket will equal the lower allocation of the two, in this case 50%. The remaining 50% will be allocated to the notional Cash Investment

Volatility Table

Short Reference Volatility (20 Day)*	Long Reference Volatility (120 Day)*	Portfolio Allocation to ETF Basket
≤5.00%	≤ 7.00%	100%
>5.00% but ≤ 5.56%	>7.00% but ≤ 7.78%	90%
>5.56% but ≤ 6.25%	>7.78% but ≤ 8.75%	80%
> 6.25% but ≤ 7.14%	>8.75% but ≤ 10.00%	70%
> 7.14% but ≤ 8.33%	>10.00% but ≤ 11.67%	60%
> 8.33% but ≤ 10.00%	>11.67% but ≤ 14.00%	50%
> 10.00% but ≤ 12.50%	>14.00% but ≤ 17.50%	40%
> 12.50% but ≤ 16.67%	>17.50% but ≤ 23.33%	30%
> 16.67% but ≤ 25.00%	>23.33% but ≤ 35.00%	20%
> 25.00% but ≤ 50.00%	>35.00% but ≤ 70.00%	10%

* The numerical bands for the Short Reference Volatility (20 day) and Long Reference Volatility (120 day) windows have been rounded to the nearest two decimals for purposes of these hypothetical examples. The actual numerical bands are expressed as ratios and set forth in the Short Reference Volatility Table and Long Reference Volatility Table in the index supplement.

Hypothetical example of monthly rebalancing

Each month the Index rebalances to synthetically track the return of a momentum strategy that aims to reflect the returns of the Portfolio with the highest Period Returns (as defined in the index supplement) over 6 months immediately preceding the last Index Valuation Date (as defined in the index supplement) in the applicable month.

The hypothetical examples below indicate that as of the last Index Valuation Date in Month 1 the Index will track the Portfolio represented by Equity Focus ETF Basket and Cash Investment. As of the last Index Valuation Date in Month 2 the Index will rebalance to track the Portfolio represented by the Event Risk / Defensive Focus ETF Basket and Cash Investment.

Rebalancing as of the Last Index Valuation Date in Month 1

Portfolios	Period Return*
Event Risk / Defensive Focus ETF Basket and Cash Investment	2.00%
Fixed Income Focus ETF Basket and Cash Investment	7.00%
Equity Focus ETF Basket and Cash Investment	**8.50%****
Developed Markets ETF Basket and Cash Investment	7.50%
Emerging Markets ETF Basket and Cash Investment	5.00%

Rebalancing as of the Last Index Valuation Date in Month 2

Portfolios	Period Return*
Event Risk / Defensive Focus ETF Basket and Cash Investment	**6.50% ****
Fixed Income Focus ETF Basket and Cash Investment	1.50%
Equity Focus ETF Basket and Cash Investment	4.40%
Developed Markets ETF Basket and Cash Investment	6.00%
Emerging Markets ETF Basket and Cash Investment	5.00%

* Period Return for each Portfolio represents six month return of the Portfolio over 6 months immediately preceding the Index Valuation Date, less index fees and less the 1-month USD LIBOR interest rate

** The highest Period Return

Index Investment Categories Composition

The Index invests in a universe of 11 ETFs. The ETFs are divided broadly into five thematic Investment Categories, with each Investment Category maintaining a fixed-weight allocation to its respective ETF constituents.

Investment Category	ETF Name	Bloomberg Ticker	Asset Class Weight
Developed Equities	SPDR® S&P 500® ETF Trust	SPY	50%
	iShares® Russell 2000 ETF	IWM	25%
	iShares® MSCI EAFE ETF	EFA	25%
Developed Bonds	iShares® 20+ Year Treasuries Bond ETF	TLT	50%
	iShares® iBoxx $ Investment Grade Corporate Bond ETF	LQD	35%
	iShares® iBoxx $ High Yield Corporate Bond ETF	HYG	15%
Emerging Markets	iShares® MSCI Emerging Markets ETF	EEM	70%
	iShares® JP Morgan USD Emerging Markets Bond ETF	EMB	30%
Real Assets	iShares® U.S. Real Estate ETF	IYR	25%
	SPDR® Gold Shares	GLD	75%
Inflation	iShares® TIPS ETF	TIP	100%

Hypothetical and Actual Historical Performance of the Reference Asset

Hypothetical and Actual Historical Index Performance

The following graph sets forth the hypothetical and actual historical performance of the Index, as compared to the historical performance of the S&P 500® Index Price Return and the iShares® Core Total US Bond Market ETF (Bloomberg Ticker: AGG) calculated in excess of 1-month USD LIBOR. The closing level for the Index on December 5, 2013 was 129.2435.



Hypothetical and Actual Historical Index Portfolio Allocation

The following graph sets forth the hypothetical back-tested and actual historical allocation to a Portfolio selected each month out of the five multi-asset Portfolios for purposes of constructing the Index. Each color band corresponds to one of the five Portfolios. The Y-axis shows the percentage amount that the Index was invested into the designated ETF basket. The remainder represents the Cash Investment portion of the Portfolio. The Portfolio may have been less than fully invested in the designated ETF basket for a sustained period of time due to the risk-control mechanism.





Hypothetical and Actual Historical Monthly Index Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2013	-0.80%	-1.10%	1.16%	0.63%	-2.57%*	-2.18%	0.71%	-0.75%	1.44%	1.04%	-0.20%	
2012	3.11%	-0.07%	-0.66%	0.78%	-0.88%	1.53%	1.40%	1.09%	0.87%	-0.67%	0.54%	-0.17%
2011	-1.22%	2.10%	0.31%	3.48%	0.37%	-1.38%	2.95%	0.70%	-1.48%	2.07%	-0.28%	-0.33%
2010	-0.73%	0.42%	0.85%	2.03%	-1.52%	0.56%	1.01%	1.80%	2.63%	1.22%	-0.25%	0.61%
2009	-1.26%	-0.56%	0.76%	0.99%	1.51%	-0.41%	1.74%	0.25%	2.00%	-0.43%	2.29%	-1.10%
2008	0.83%	0.15%	-0.84%	-0.46%	-0.04%	-0.40%	-0.68%	-1.55%	-2.56%	-3.28%	-0.02%	0.76%
2007	-0.05%	-0.33%	0.15%	0.97%	-0.77%	-0.95%	-0.59%	-0.12%	1.60%	1.55%	-0.81%	-0.28%
2006	3.29%	-0.61%	0.02%	1.38%	-1.76%	-0.58%	0.34%	0.52%	-0.09%	1.34%	2.16%	-1.20%
2005	-1.00%	2.77%	-2.45%	0.07%	0.62%	1.64%	1.70%	0.73%	1.96%	-2.45%	0.92%	2.17%

Hypothetical and Actual Historical Annualized Index Returns

The table below is a comparison of the one through four years annualized returns of the Index. Annualized return is a return that an investment provides over an investment period ending on December 5, 2013, representing a geometric average of annual returns over that period. The geometric average of annual returns represents the average rate per year on an investment that is computed over a period of several years.

Investment period	Annualized Returns of the Index
1 Year*	-3.94%
2 Years	1.30%
3 Years	3.58%
4 Years	4.56%

Hypothetical and Actual Index Volatility Levels

As described in *"Description of the Reference Asset"*, the Index targets an annualized maximum volatility of 5%. The graph below sets forth the hypothetical six-month realized volatility of the Index, as well as the actual realized volatility of the S&P 500® Index and the iShares® Core Total US Bond Market ETF, from January 1, 2005 through December 5, 2013. In the graph below, volatility is calculated based on the historical returns of the indices over a six-month observation period. The "six-month annualized volatility" is the annualized standard deviation of each index's or fund's arithmetic daily returns for the 120-trading day period preceding that day. For example, the first data point on the graph, representing January 1, 2005, displays the annualized standard deviation of the daily returns during the 120 trading days up to and including January 1, 2005. The second point on the graph displays the annualized standard deviation of the daily returns for the 120 trading days up to and including January 2, 2005. This calculation is repeated on a rolling basis for each of the 120-trading day period beginning on January 1, 2005 and ending on December 5, 2013 in order to populate the entire graph.



* The Index has been calculated since May 9, 2013.

The historical performance, portfolio allocation and volatility level graphs and monthly and annualized return tables above set forth the hypothetical back-tested performance of the Index obtained from the Bloomberg Professional® service from December 31, 2004 through May 8, 2013 and the historical performance of the Index from May 9, 2013 to December 5, 2013. Similarly, the monthly index returns table above sets forth the hypothetical back-tested performance of the Index from December 31, 2004 through May 8, 2013 and the historical performance of the Index obtained from the Bloomberg Professional® service from May 9, 2013 to November 30, 2013. The Index has only been calculated since May 9, 2013. The hypothetical back-tested performance of the Index set forth in the graphs and table above were calculated using the same selection criteria and methodology as was employed to calculate the Index since its inception on May 9, 2013, utilizing proxies for ETFs when applicable, and may give more preference towards ETFs or indices that have performed well in the past. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to May 9, 2013. The hypothetical back-tested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities, bonds and commodities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Index data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical or actual historical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The hypothetical or actual historical Index portfolio allocations are not an indication of future portfolio allocations of the Index, and the hypothetical or actual historical monthly Index returns do not give an indication of future monthly Index returns. The hypothetical and actual Index volatility levels are not an indication of future volatility levels of the Index.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the actual Final Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your Notes are linked or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Upside Participation Rate: 150%

Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
100.00%	$2,500.00	150.00%
80.00%	$2,200.00	120.00%
60.00%	$1,900.00	90.00%
40.00%	$1,600.00	60.00%
20.00%	$1,300.00	30.00%
15.00%	$1,225.00	22.50%
10.00%	$1,150.00	15.00%
2.00%	$1,030.00	3.00%
1.00%	$1,015.00	1.50%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$990.00	-1.00%
-2.00%	$980.00	-2.00%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-15.00%	$850.00	-15.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Return is 2.00%.

Reference Return:	2.00%
Final Settlement Value:	**$1,030.00**

Because the Reference Return is positive, the Final Settlement Value would be $1,030.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 150%)

= $1,030.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 150% when such Reference Return is positive.

Example 2: The Reference Return is -30.00%.

Reference Return:	-30.00%
Final Settlement Value:	**$700.00**

Because the Reference Return is negative, the Final Settlement Value would be $700.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

$$= \$1,000 + (\$1,000 \times -30.00\%)$$

$$= \$700.00$$

Example 2 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset below zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

ADDITIONAL TERMS OF THE NOTES

Market Disruption Events

A "Market Disruption Event" means the occurrence or existence of any of the following conditions, which the calculation agent determines in its sole discretion as material:

(i)   any suspension of or limitation imposed on trading by any Relevant Exchange or Related Exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by any Relevant Exchange or Related Exchange or otherwise,

     (A) relating to any ETF included in the Index then constituting 10% or more of the level of the Index or any Successor Index; or

     (B) in any futures or options contracts relating to the Index or Successor Index, as the case may be, on any Related Exchange;

(ii)   any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general

     (A) to effect transactions in, or obtain market values for, any ETF included in the Index or any Successor Index; or

     (B) to effect transactions in, or obtain market values for, any futures or options contracts relating to the Index or any Successor Index, as the case may be, on any relevant Related Exchange;

(iii)   the closure on any trading day of any Relevant Exchange or Related Exchange relating to any ETF included in the Index then constituting 10% or more of the level of the Index or any Successor Index prior to its Scheduled Closing Time, unless the earlier closing time is announced by the Relevant Exchange or Related Exchange at least one hour prior to the earlier of

     (A) the actual closing time for the regular trading session on such exchange; or

     (B) the submission deadline for orders to be entered on the Relevant Exchange or Related Exchange for execution at the Scheduled Closing Time on that trading day;

(iv)   a market disruption event occurs to an index underlying any ETF included in the Index; or

(v)   the Relevant Exchange or Related Exchange for the Index or Successor Index fails to open for trading during its regular trading session.

The "Relevant Exchange" means the primary exchange for each ETF that is a component of the Index.

The "Related Exchange" means the exchanges or quotation systems, if any, on which options or futures contracts for each ETF that is a component of the Index are traded or quoted, and as may be selected from time to time by the calculation agent.

The "Scheduled Closing Time" means the scheduled weekday closing time of the Relevant Exchange or Related Exchange, as the case may be, on any trading day, without regard to after hours or any other trading outside of the regular trading session hours.

Discontinuance or Modification of the Index

If the reference sponsor of the Index discontinues publication of or otherwise fails to publish the Index on any day on which the Index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute Index that the calculation agent determines to be comparable to the discontinued Index (the "Successor Index"), then that Successor Index will be deemed to be the Reference Asset for all purposes relating to the Notes, including for purposes of determining whether a Market Disruption Event exists. Upon any selection by the calculation agent of a Successor Index, the calculation agent will furnish written notice to us and the holders of the Notes.

If the Index is discontinued or if the reference sponsor fails to publish the Index and the calculation agent determines that no Successor Index is available at that time, then the calculation agent will determine the Official Closing Level of the Index using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the Final Valuation Date or (ii) a determination by the calculation agent that the Index or a Successor Index is available. In that case, the calculation agent will furnish written notice to us and the holders of the Notes.

If at any time the method of calculating the Index or a Successor Index, or the level thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that, in the determination of the calculation agent, the level does not fairly represent the level of the Index or the Successor Index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. In that case, the calculation agent will furnish written notice to us and the holders of the Notes.

Notwithstanding these alternative arrangements, the discontinuance of the publication of or the modification to the Index may adversely affect the value of, and return on, the Notes.

Postponement of the Final Valuation Date

If the scheduled Final Valuation Date is not a trading day, then the Final Valuation Date will be the next succeeding day that is a trading day. If a Market Disruption Event exists on the scheduled Final Valuation Date, then the Final Valuation Date will be the next trading day on which there is no Market Disruption Event. If a Market Disruption Event exists or continues for five consecutive succeeding trading days, then the fifth trading day will nonetheless be the Final Valuation Date, and the calculation agent will determine (or, if not determinable, estimate), in its discretion, the Index level by means of the formula for and method of calculating the Index that applied just prior to the Market Disruption Event, based on the Relevant Exchange's traded or quoted price of each ETF included in the Index or such other means as the calculation agent determines to be commercially reasonable.

Postponement of the Maturity Date

If the scheduled maturity date is not a business day, the Payment at Maturity will be paid on the next following business day. In addition, if the scheduled Final Valuation Date is postponed as described above, the maturity date will be postponed by the same number of business days. No interest will be paid in respect of any such postponement.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Trading Day

A "trading day" means any day on which all of the Relevant Exchanges and Related Exchanges are scheduled to be open for trading for each ETF that is a component of the Index.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a business day but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

HSBC Bank plc, an affiliate of the Issuer, is the reference sponsor.

Index Calculation Agent

Quantitative Techniques business, a division of Euromoney Trading Limited, is the Index Calculation Agent.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return. If a Market Disruption Event exists with respect to the Reference Asset on that trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

HISTORICAL PERFORMANCE OF THE ETFS INCLUDED IN THE INDEX

The weights of the ETF Constituents (the "**ETF Weights**") in each of the ETF Baskets are as follows:

ETF Weights Table

Constituent	1 Event Risk / Defensive Focus ETF Basket	2 Fixed Income Focus ETF Basket	3 Equity Focus ETF Basket	4 Developed Market Focus ETF Basket	5 Emerging Market Focus ETF Basket
SPDR® S&P 500® ETF Trust (SPY)	5%	10%	20%	15%	2.5%
iShares® Russell 2000 ETF (IWM)	2.5%	5%	10%	7.5%	1.25%
iShares® MSCI EAFE ETF (EFA)	2.5%	5%	10%	7.5%	1.25%
iShares® 20+ Year Treasury Bond ETF (TLT)	17.5%	20%	10%	15%	10%
iShares® iBoxx $ Investment Grade Corporate Bond ETF (LQD)	12.25%	14%	7%	10.5%	7%
iShares® iBoxx $ High Yield Corporate Bond ETF (HYG)	5.25%	6%	3%	4.5%	3%
iShares® MSCI Emerging Markets Index (EEM)	7%	3.5%	10.5%	14%	35%
iShares® JP Morgan USD Emerging Markets Bond ETF (EMB)	3%	1.5%	4.5%	6%	15%
iShares® U.S. Real Estate ETF (IYR)	6.25%	5%	5%	2.5%	3.75%
SPDR® Gold Shares (GLD)	18.75%	15%	15%	7.5%	11.25%
iShares® TIPS ETF (TIP)	20%	15%	5%	10%	10%

While actual historical information on the ETF Baskets will not exist, the following graphs set forth the hypothetical historical monthly performance of the ETF Baskets from December 5, 2008 through December 5, 2013. Each graph is based upon actual month-end historical prices of the relevant ETFs and the respective ETF Weight. This hypothetical historical data on the ETF Baskets is not necessarily indicative of the future performance of the ETF Baskets or what the value of the Notes may be. Any historical upward or downward trend in the value of an ETF Basket during any period set forth below is not an indication that the value of that ETF Baskets is more or less likely to increase or decrease at any time over the term of the Notes.

Event Risk / Defensive Focus ETF Basket



Fixed Income Focus ETF Basket



Equity Focus ETF Basket



Developed Market Focus ETF Basket



Emerging Market Focus ETF Basket



The following graphs set forth the historical performance of each ETF included in the Index based on the daily historical closing prices of that ETF from December 5, 2008 through December 5 2013. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the ETFs should not be taken as an indication of their future performance, and no assurance can be given as to the closing prices of the ETFs on the Final Valuation Date.

SPDR® S&P 500® ETF Trust



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$131.50	$110.97	$116.54
10/1/2008	12/31/2008	$116.69	$74.35	$90.33
1/2/2009	3/31/2009	$94.45	$67.10	$79.44
4/1/2009	6/30/2009	$96.11	$78.33	$91.92
7/1/2009	9/30/2009	$108.06	$87.01	$105.56
10/1/2009	12/31/2009	$113.03	$101.99	$111.44
1/4/2010	3/31/2010	$118.10	$104.58	$116.99
4/1/2010	6/30/2010	$122.12	$102.88	$103.22
7/1/2010	9/30/2010	$115.79	$101.13	$114.12
10/1/2010	12/31/2010	$126.20	$113.18	$125.78
1/3/2011	3/31/2011	$134.69	$125.28	$132.51
4/1/2011	6/30/2011	$137.17	$126.19	$131.97
7/1/2011	9/30/2011	$135.70	$110.27	$113.17
10/3/2011	12/30/2011	$129.41	$107.43	$125.50
1/3/2012	3/30/2012	$141.83	$126.43	$140.72
4/2/2012	6/29/2012	$142.21	$127.14	$136.27
7/2/2012	9/28/2012	$148.11	$132.60	$143.93
10/1/2012	12/31/2012	$147.15	$134.70	$142.52
1/2/2013	3/29/2013	$156.85	$144.74	$156.55
4/1/2013	6/28/2013	$169.06	$153.55	$160.01
7/1/2013	9/30/2013	$173.60	$160.22	$168.10
10/1/2013*	12/5/2013*	$181.75	$164.53	$179.01

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

iShares® Russell 2000 ETF



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$84.99	$64.52	$68.39
10/1/2008	12/31/2008	$67.35	$37.13	$49.27
1/2/2009	3/31/2009	$51.91	$34.27	$41.94
4/1/2009	6/30/2009	$53.79	$41.12	$50.96
7/1/2009	9/30/2009	$62.61	$47.27	$60.23
10/1/2009	12/31/2009	$63.61	$55.34	$62.26
1/4/2010	3/31/2010	$69.36	$58.01	$67.81
4/1/2010	6/30/2010	$74.65	$60.71	$61.08
7/1/2010	9/30/2010	$68.55	$58.66	$67.47
10/1/2010	12/31/2010	$79.27	$66.49	$78.23
1/3/2011	3/31/2011	$84.29	$76.95	$84.17
4/1/2011	6/30/2011	$86.81	$77.23	$82.80
7/1/2011	9/30/2011	$85.97	$63.49	$64.25
10/3/2011	12/30/2011	$76.97	$60.09	$73.69
1/3/2012	3/30/2012	$84.66	$73.38	$82.85
4/2/2012	6/29/2012	$83.99	$72.94	$79.65
7/2/2012	9/28/2012	$86.96	$76.22	$83.46
10/1/2012	12/31/2012	$85.24	$76.13	$84.29
1/2/2013	3/29/2013	$94.95	$86.04	$94.26
4/1/2013	6/28/2013	$100.38	$89.13	$97.16
7/1/2013	9/30/2013	$107.61	$97.45	$106.62
10/1/2013*	12/5/2013*	$114.16	$103.00	$111.59

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

iShares® MSCI EAFE ETF



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$68.39	$52.36	$56.30
10/1/2008	12/31/2008	$56.42	$35.53	$44.87
1/2/2009	3/31/2009	$45.61	$31.56	$37.59
4/1/2009	6/30/2009	$49.18	$37.28	$45.81
7/1/2009	9/30/2009	$56.31	$43.49	$54.70
10/1/2009	12/31/2009	$57.66	$52.42	$55.30
1/4/2010	3/31/2010	$58.00	$49.94	$56.00
4/1/2010	6/30/2010	$58.08	$45.86	$46.51
7/1/2010	9/30/2010	$55.81	$46.45	$54.92
10/1/2010	12/31/2010	$59.50	$53.85	$58.23
1/3/2011	3/31/2011	$61.98	$54.69	$60.09
4/1/2011	6/30/2011	$64.35	$56.71	$60.14
7/1/2011	9/30/2011	$60.86	$46.09	$47.75
10/3/2011	12/30/2011	$55.86	$45.46	$49.53
1/3/2012	3/30/2012	$55.91	$48.99	$54.90
4/2/2012	6/29/2012	$55.68	$46.55	$49.96
7/2/2012	9/28/2012	$55.57	$47.30	$53.00
10/1/2012	12/31/2012	$56.88	$51.63	$56.82
1/2/2013	3/29/2013	$59.99	$56.69	$58.98
4/1/2013	6/28/2013	$64.13	$56.45	$57.38
7/1/2013	9/30/2013	$65.11	$57.02	$63.79
10/1/2013*	12/5/2013*	$66.96	$62.54	$64.57

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

iShares® 20+ Year Treasuries Bond ETF



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$100.85	$89.76	$94.88
10/1/2008	12/31/2008	$123.15	$92.36	$119.35
1/2/2009	3/31/2009	$120.45	$100.39	$105.71
4/1/2009	6/30/2009	$106.56	$87.56	$94.57
7/1/2009	9/30/2009	$99.16	$89.94	$98.66
10/1/2009	12/31/2009	$100.31	$89.05	$89.87
1/4/2010	3/31/2010	$92.42	$88.27	$89.46
4/1/2010	6/30/2010	$101.79	$87.30	$101.75
7/1/2010	9/30/2010	$109.32	$97.92	$105.51
10/1/2010	12/31/2010	$106.10	$90.48	$94.12
1/3/2011	3/31/2011	$94.94	$88.15	$92.12
4/1/2011	6/30/2011	$97.73	$89.65	$94.10
7/1/2011	9/30/2011	$123.86	$93.37	$120.80
10/3/2011	12/30/2011	$125.01	$109.82	$121.25
1/3/2012	3/30/2012	$121.64	$109.70	$112.20
4/2/2012	6/29/2012	$130.38	$110.57	$125.20
7/2/2012	9/28/2012	$132.21	$118.05	$124.23
10/1/2012	12/31/2012	$127.19	$119.87	$121.18
1/2/2013	3/29/2013	$120.70	$114.63	$117.76
4/1/2013	6/28/2013	$124.25	$107.76	$110.44
7/1/2013	9/30/2013	$110.79	$102.11	$106.40
10/1/2013*	12/5/2013*	$108.72	$102.16	$102.43

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

iShares® iBoxx $ Investment Grade Corporate Bond ETF



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$102.01	$80.04	$89.78
10/1/2008	12/31/2008	$101.74	$76.15	$101.64
1/2/2009	3/31/2009	$102.59	$90.50	$94.11
4/1/2009	6/30/2009	$100.52	$92.49	$100.27
7/1/2009	9/30/2009	$107.18	$99.20	$106.67
10/1/2009	12/31/2009	$107.24	$103.60	$104.14
1/4/2010	3/31/2010	$106.84	$103.34	$105.72
4/1/2010	6/30/2010	$108.45	$102.47	$108.45
7/1/2010	9/30/2010	$113.18	$107.77	$113.08
10/1/2010	12/31/2010	$113.86	$106.37	$108.43
1/3/2011	3/31/2011	$109.98	$106.78	$108.19
4/1/2011	6/30/2011	$111.88	$107.51	$110.12
7/1/2011	9/30/2011	$114.15	$109.38	$112.33
10/3/2011	12/30/2011	$115.67	$109.80	$113.75
1/3/2012	3/30/2012	$117.86	$113.19	$115.69
4/2/2012	6/29/2012	$117.85	$114.39	$117.65
7/2/2012	9/28/2012	$121.90	$117.44	$121.76
10/1/2012	12/31/2012	$123.19	$120.30	$120.99
1/2/2013	3/29/2013	$121.30	$118.65	$119.90
4/1/2013	6/28/2013	$122.57	$110.98	$113.65
7/1/2013	9/30/2013	$115.46	$110.74	$113.52
10/1/2013*	12/5/2013*	$115.74	$112.93	$113.42

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

iShares® iBoxx $ High Yield Corporate Bond ETF



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$94.09	$77.16	$82.18
10/1/2008	12/31/2008	$85.20	$62.55	$76.08
1/2/2009	3/31/2009	$81.77	$61.50	$67.80
4/1/2009	6/30/2009	$79.96	$66.91	$79.71
7/1/2009	9/30/2009	$86.58	$75.57	$86.35
10/1/2009	12/31/2009	$88.80	$82.00	$87.84
1/4/2010	3/31/2010	$90.29	$83.40	$88.37
4/1/2010	6/30/2010	$90.33	$79.00	$84.90
7/1/2010	9/30/2010	$89.74	$83.46	$89.69
10/1/2010	12/31/2010	$91.97	$88.33	$90.29
1/3/2011	3/31/2011	$92.53	$89.50	$91.96
4/1/2011	6/30/2011	$92.85	$87.63	$91.31
7/1/2011	9/30/2011	$91.86	$82.34	$82.73
10/3/2011	12/30/2011	$91.42	$77.92	$89.43
1/3/2012	3/30/2012	$92.25	$88.55	$90.84
4/2/2012	6/29/2012	$91.29	$86.36	$91.22
7/2/2012	9/28/2012	$94.01	$90.43	$92.37
10/1/2012	12/31/2012	$93.91	$90.10	$93.35
1/2/2013	3/29/2013	$94.97	$92.82	$94.35
4/1/2013	6/28/2013	$96.30	$88.27	$90.86
7/1/2013	9/30/2013	$94.00	$89.63	$91.56
10/1/2013*	12/5/2013*	$93.83	$91.10	$92.60

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

iShares® MSCI Emerging Markets ETF



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$44.71	$30.84	$34.49
10/1/2008	12/31/2008	$34.25	$18.20	$24.94
1/2/2009	3/31/2009	$27.25	$19.85	$24.78
4/1/2009	6/30/2009	$34.84	$24.69	$32.19
7/1/2009	9/30/2009	$39.46	$30.21	$38.86
10/1/2009	12/31/2009	$42.47	$37.26	$41.46
1/4/2010	3/31/2010	$43.43	$34.98	$42.08
4/1/2010	6/30/2010	$43.98	$35.18	$37.29
7/1/2010	9/30/2010	$44.95	$36.73	$44.73
10/1/2010	12/31/2010	$48.58	$44.47	$47.60
1/3/2011	3/31/2011	$48.73	$44.24	$48.67
4/1/2011	6/30/2011	$50.41	$44.76	$47.58
7/1/2011	9/30/2011	$48.61	$34.69	$35.06
10/3/2011	12/30/2011	$43.20	$33.42	$37.93
1/3/2012	3/30/2012	$44.89	$38.20	$42.93
4/2/2012	6/29/2012	$43.74	$36.56	$39.18
7/2/2012	9/28/2012	$42.82	$37.14	$41.31
10/1/2012	12/31/2012	$44.42	$39.92	$44.35
1/2/2013	3/29/2013	$45.28	$41.72	$42.78
4/1/2013	6/28/2013	$44.26	$36.16	$38.57
7/1/2013	9/30/2013	$43.32	$36.98	$40.77
10/1/2013*	12/5/2013*	$43.91	$40.32	$41.03

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

iShares® JP Morgan USD Emerging Markets Bond ETF



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$99.68	$87.08	$92.14
10/1/2008	12/31/2008	$97.20	$63.32	$93.98
1/2/2009	3/31/2009	$95.93	$77.60	$85.65
4/1/2009	6/30/2009	$95.12	$85.09	$94.08
7/1/2009	9/30/2009	$103.07	$91.99	$103.02
10/1/2009	12/31/2009	$104.43	$100.10	$101.78
1/4/2010	3/31/2010	$104.67	$97.64	$104.20
4/1/2010	6/30/2010	$105.50	$97.08	$103.92
7/1/2010	9/30/2010	$111.73	$103.15	$111.35
10/1/2010	12/31/2010	$114.14	$105.47	$107.08
1/3/2011	3/31/2011	$108.20	$104.12	$106.63
4/1/2011	6/30/2011	$109.52	$106.28	$109.32
7/1/2011	9/30/2011	$112.09	$103.57	$105.43
10/3/2011	12/30/2011	$111.20	$102.50	$109.75
1/3/2012	3/30/2012	$115.00	$107.92	$112.71
4/2/2012	6/29/2012	$114.83	$108.50	$114.72
7/2/2012	9/28/2012	$121.26	$114.37	$121.26
10/1/2012	12/31/2012	$123.30	$120.71	$122.80
1/2/2013	3/29/2013	$123.35	$117.46	$117.47
4/1/2013	6/28/2013	$121.81	$101.35	$109.53
7/1/2013	9/30/2013	$112.13	$104.60	$109.00
10/1/2013*	12/5/2013*	$111.91	$106.81	$107.40

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

iShares® U.S. Real Estate ETF



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$76.58	$55.18	$61.95
10/1/2008	12/31/2008	$61.17	$23.51	$37.23
1/2/2009	3/31/2009	$37.66	$20.98	$25.46
4/1/2009	6/30/2009	$36.13	$24.75	$32.34
7/1/2009	9/30/2009	$46.45	$29.14	$42.66
10/1/2009	12/31/2009	$47.94	$39.45	$45.92
1/4/2010	3/31/2010	$51.16	$41.72	$49.78
4/1/2010	6/30/2010	$55.00	$43.16	$47.21
7/1/2010	9/30/2010	$55.40	$44.86	$52.88
10/1/2010	12/31/2010	$57.97	$52.27	$55.96
1/3/2011	3/31/2011	$60.79	$55.15	$59.40
4/1/2011	6/30/2011	$62.80	$57.94	$60.30
7/1/2011	9/30/2011	$63.00	$49.11	$50.57
10/3/2011	12/30/2011	$58.18	$46.71	$56.79
1/3/2012	3/30/2012	$62.81	$56.07	$62.29
4/2/2012	6/29/2012	$64.86	$58.89	$63.97
7/2/2012	9/28/2012	$68.26	$63.67	$64.39
10/1/2012	12/31/2012	$65.56	$60.84	$64.72
1/2/2013	3/29/2013	$69.55	$65.29	$69.48
4/1/2013	6/28/2013	$76.21	$62.72	$66.39
7/1/2013	9/30/2013	$69.60	$60.92	$63.76
10/1/2013*	12/5/2013*	$68.25	$61.94	$62.91

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

SPDR® Gold Shares



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$97.50	$72.51	$85.07
10/1/2008	12/31/2008	$90.83	$68.81	$86.55
1/2/2009	3/31/2009	$98.97	$78.87	$90.28
4/1/2009	6/30/2009	$96.96	$84.92	$91.18
7/1/2009	9/30/2009	$100.08	$88.83	$98.85
10/1/2009	12/31/2009	$119.54	$97.74	$107.31
1/4/2010	3/31/2010	$113.58	$102.29	$108.95
4/1/2010	6/30/2010	$123.56	$109.92	$121.68
7/1/2010	9/30/2010	$128.28	$113.09	$127.91
10/1/2010	12/31/2010	$139.54	$128.23	$138.72
1/3/2011	3/31/2011	$141.28	$127.80	$139.82
4/1/2011	6/30/2011	$153.61	$137.72	$145.98
7/1/2011	9/30/2011	$185.85	$143.98	$158.08
10/3/2011	12/30/2011	$175.46	$148.28	$151.99
1/3/2012	3/30/2012	$174.00	$154.56	$162.14
4/2/2012	6/29/2012	$163.56	$148.60	$155.19
7/2/2012	9/28/2012	$173.18	$150.86	$172.02
10/1/2012	12/31/2012	$174.07	$158.39	$162.01
1/2/2013	3/29/2013	$164.40	$150.85	$154.45
4/1/2013	6/28/2013	$154.92	$114.70	$119.15
7/1/2013	9/30/2013	$137.55	$116.75	$128.17
10/1/2013*	12/5/2013*	$131.43	$117.25	$118.30

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

iShares® TIPS ETF



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$109.16	$101.24	$101.30
10/1/2008	12/31/2008	$102.60	$84.15	$99.24
1/2/2009	3/31/2009	$103.65	$96.22	$102.75
4/1/2009	6/30/2009	$102.85	$98.65	$101.63
7/1/2009	9/30/2009	$102.95	$99.62	$102.88
10/1/2009	12/31/2009	$106.58	$102.55	$103.90
1/4/2010	3/31/2010	$105.50	$103.07	$103.91
4/1/2010	6/30/2010	$107.55	$102.30	$106.91
7/1/2010	9/30/2010	$109.95	$105.25	$109.03
10/1/2010	12/31/2010	$112.50	$105.49	$107.52
1/3/2011	3/31/2011	$110.49	$104.90	$109.16
4/1/2011	6/30/2011	$111.61	$108.32	$110.64
7/1/2011	9/30/2011	$118.59	$109.65	$114.30
10/3/2011	12/30/2011	$118.30	$113.41	$116.69
1/3/2012	3/30/2012	$119.44	$116.42	$117.65
4/2/2012	6/29/2012	$121.42	$116.95	$119.70
7/2/2012	9/28/2012	$122.35	$118.45	$121.76
10/1/2012	12/31/2012	$123.42	$121.01	$121.41
1/2/2013	3/29/2013	$121.59	$119.90	$121.25
4/1/2013	6/28/2013	$122.79	$108.81	$112.01
7/1/2013	9/30/2013	$113.60	$108.64	$112.58
10/1/2013*	12/5/2013*	$113.53	$110.23	$110.34

* This free writing prospectus includes information for the fourth calendar quarter of 2013 for the period from October 1, 2013 through December 5, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Notes for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the ETFs included in the Index (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Note at fair market value and sold them at fair market value on the Maturity Date (if the Note was held until the Maturity Date) or on the date of sale or exchange of the Note (if the Note was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note).

Although the matter is not clear, there exists a substantial risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note or, with respect to a periodic reallocation of the Index, the date the Index reallocated, for an amount equal to the "issue price" of the Note and, upon the date of sale, exchange or maturity of the Note or, in the case of a periodic reallocation of the Index, the date the Index reallocated, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). In addition, it is unclear whether the Excess Gain should be calculated based upon the aggregate ETF constituents of the Index or on each such ETF constituent individually. Furthermore, it is unclear how and whether the Excess Gain should be adjusted to take into account the interest rate component and index fees described below. Because the application of the Section 1260 "constructive ownership" rules is unclear, U.S. holders are strongly urged to consult their tax advisors regarding the potential application of the "constructive ownership" rules to an investment in the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement.

In addition, even if the rules governing debt instruments that are "contingent payment debt instruments" were not applicable, other alternative U.S. federal income tax characterizations of the Notes are possible, which, if applied, could affect the timing and the character of a holder's income or loss. It is possible, for example, that the IRS could assert that a holder owns a proportionate interest in the components of the Index directly in which case a holder would be taxed as if such holder held the components directly, which could, depending on the components, adversely affect the timing and character of income to a holder.

The IRS could also assert that a holder should be required to treat any amounts attributable to the index fees of 0.50% per annum as a separate investment expense. The deduction of any such deemed expenses would generally be subject to a 2% floor on miscellaneous itemized deductions applicable to a holder who is an individual, trust or estate. Such amount would correspondingly increase the amount of gain and income or decrease the amount of loss recognized by a holder with respect to an investment in the Notes. In addition, with respect to the interest rate component attributable to the Cash Investment within the Index, which accrues at the 1-month USD LIBOR interest rate, the IRS could assert that a holder should accrue income equal to the interest rate component on a current basis. Moreover, if the Notes are linked to an ETF that includes a metal, the IRS could assert that all or a portion of an investment in the Notes gives rise to "collectibles" gain or loss, which could be subject to a higher marginal rate than otherwise expected with respect to the Notes.

Because the Index and the Index Portfolios may periodically reallocate, it is also possible that the Notes could be treated as a series of executory contracts, each of which matures on the next reallocation date. If the Notes were properly characterized in such a manner, a holder would be treated as disposing of the Notes on each reallocation date in return for new executory contracts that mature on the next reallocation date, and a holder would accordingly likely recognize capital gain or loss (subject to the discussion of Section 1260 of the Code above) on each reallocation date equal to the difference between the holder's basis in the Notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the Notes on such date (some of which could be short-term capital gain or loss, as the case may be, and, in the case of a loss, may be subject to possible application of the "wash sale" rules of Section 1091 of the Code).

Furthermore, in Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of the Notes is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

As discussed above, due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are strongly encouraged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes, including other possible alternative characterizations not directly addressed herein.

We will not attempt to ascertain whether any ETF, or the issuer of any component stock included in an ETF, that is included in the Index would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any ETF, or the issuer of any component stock included in an ETF, that is included in the Index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by any ETF, or the issuer of any component stock included in an ETF, that is included in the Index, and consult your tax advisor regarding the possible consequences to you if any ETF, or the issuer of any component stock included in an ETF, that is included in the Index is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Index Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying index supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying index supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying index supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying index supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Leveraged Tracker Notes Linked to the HSBC Dynamic 5 ETF Index®

December 12, 2013

FREE WRITING PROSPECTUS